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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                   FORM 12b-25

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                                                        SEC FILE NUMBER
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                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):
                                               ---------------------------------
                                                         CUSIP NUMBER
                                               ---------------------------------

[ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
    and Form 10-QSB

         [  ] Form N-SAR

         For period Ended: July 3, 1999.........................................
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ......................................

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    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................
 ................................................................................


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         PART 1 - REGISTRANT INFORMATION

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         Full Name of Registrant
         AXIOHM TRANSACTION SOLUTIONS, INC.

         Former Name if Applicable
         DH TECHNOLOGY, INC....................................................

         Address of Principal Executive Office (STREET AND NUMBER)
         1787 SENTRY PARKWAY WEST
         ......................................................................
         City, Sate and Zip Code
         BLUE BELL, PA 19422
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         PART II - RULES 12B-25 (B) AND (C)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                             (Attach Extra Sheets if Needed)

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         The Registrant (the "Company") is not able to file its Form 10-Q for the fiscal quarter ended July 3, 1999 within the prescribed time period because management has been devoting substantially all of its time and resources in recent weeks to an extensive evaluation of, and discussions concerning, strategic alternatives and the financial structure of the Company, including negotiations with members of the Company's credit facility in an effort to obtain additional financing. The Company plans to file its Form 10-Q for the fiscal quarter ended July 3, 1999 on or before August 23, 1999, within the time period described by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

       Stuart Groom                  (215)                   591-0315
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         (Name)                   (Area Code)            (Telephone number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [ X ] Yes      [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ X ] Yes      [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         The following results of operations for the fiscal quarter ended
July 3, 1999 are preliminary and approximate only, and are qualified entirely by and subject to the definitive results of operations to be filed as part of the registrant's Form 10-Q due five business days after the date hereof.

                                                    Six Months Ended
                                             July 3, 1999       July 4, 1998
                                             ------------       -----------
         Net Sales                           $111,989,000       $115,686,000
         Gross Margin                          34,303,000         41,607,000
         Total operating expenses              47,601,000         43,159,000
         Loss from Operations                  13,298,000          1,552,000
         Net loss                             $23,102,000        $13,022,000
         Net loss per share                         $3.54              $2.00


         Loss from operations for the first six months of 1999 was $13.3 million compared to a loss of $1.6 million for the same period for 1998. The increase in losses from the current period versus the prior is primarily due to the change in product mix. The newer products have higher initial costs due to a production learning curve, and the cost of new technology. The Company has experienced delays in the transition of entering new products to market. On July 28, 1998 the Company announced a major restructuring program designed to streamline operations and improve manufacturing efficiencies by consolidating its Paso Robles, California and Riverton, Wyoming manufacturing operations principally into its Ithaca, New York manufacturing operations. The above mentioned financial data is inclusive of $1.7 million of plant closing related costs, which were not present in the comparable period. Additionally, the company has experienced an increase in operating expenses principally due to severance-related payments, as well as professional fees associated with the evaluation of strategic alternatives and the financial structure of the Company.


                   AXIOHM TRANSACTION SOLUTIONS, INC.
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               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:    AUGUST 18, 1999                    BY:  /S/ STUART GROOM
         -------------------------          ---------------------------
                                                  (STUART GROOM)
                                            VICE PRESIDENT OF FINANCE

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).



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